UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]  Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For the Period ended December 31, 2005

[   ] Transition Report on Form 10-KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-QSB
[   ] Transition Report on Form N-SAR
For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Win or Lose Acquisition Corporation.
Former Name if Applicable	N/A
Address of Principal Executive Office	1268 Bayshore Boulevard
City, State, Zip Code	Dunedin, Florida 34698

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

On September 20, 2005, we filed a post-effective amendment to our Form S-1 registration statement (SEC File No. 333-112975) for the purpose of withdrawing the registration statement and unwinding a prior distribution of securities pursuant to Rule 419. Upon completion of the transactions described in the post-effective amendment, we had four stockholders and approximately $8,000 in total assets.

After months of deliberation, our four stockholders have decided to recapitalize our company and file a third Form S-1 registration statement for an offering pursuant to Rule 419. The decision was not made until late-March and as a result, our auditor will not be able to issue an audit opinion before the filing due date for the Form 10-KSB without unreasonable effort or expense

A letter from Michael F. Cronin, CPA addressed to the Commission respecting his inability to timely issue an audit opinion is attached hereto as an exhibit.

We will file the Form 10-K no later than the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Sally Fonner, Chief Executive Officer	(727) 239-7314
(Name)	(Telephone)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
 [X] Yes[  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [X] Yes[  ] No

We had no revenue and reported a loss of $5,995, or ($0.00) per share, for the year ended December 31, 2004.

We had no revenue and reported a loss of ($24,967), or ($0.01) per share, for the nine-month period ended September 30, 2005.

We had no revenues during the last quarter of the year ended December 31, 2005 and expect our reported loss for the year to be approximately $30,000.

Win or Lose Acquisition Corporation has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized
Dated: March 29, 2006	By: /s/
Sally A. Fonner, Chief Executive Officer